PROSPECTUS	File No. 333-274626 Filed Pursuant to Rule 424(b)(8)

Snail, Inc.

10,675,308 Shares of Class A Common Stock

4,418,460 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

The selling stockholders named in this prospectus may offer and sell, from time to time, in one or more offerings, up to an aggregate of 15,093,768 shares of our Class A common stock, par value $0.0001 per share consisting of (i) 5,000,000 shares issuable under the Equity Line Purchase Agreement (defined below and described in the section entitled “Recent Developments – Equity Line of Credit Financing”) using an adjusted price of $1.00 for the per share purchase price, (ii) 367,647 shares issuable upon exercise of warrants issued to Alumni Capital LP at an exercise price of $1.50 per share, (iii) 2,270,124 shares issuable upon full conversion of both tranches of Crom Cortana Fund LLC and Jefferson Street Capital LLC convertible notes (the “Crom and Jefferson notes”) using a $0.95 adjusted price per share as the conversion price per share, (iv) 714,285 shares issuable upon exercise of warrants at an exercise price of $1.89 per share issued in relation to the first tranche of the Crom and Jefferson notes, and (v) 906,040 shares issuable upon exercise of warrants at an exercise price of $1.49 per share issued in relation to the second tranche of the Crom and Jefferson notes. In accordance with the terms of the registration rights agreement with Crom Cortana Fund LLC and Jefferson Street Capital LLC, this prospectus generally covers the resale of 250% of the sum of the maximum number of shares of Class A common stock for the conversion of the notes and warrants issued in connection with the Crom and Jefferson notes. We may receive proceeds from the exercise of warrants, however, there is no guarantee that warrants will be exercised. The shares of our Class A common stock may be sold publicly or through private transactions by the selling stockholders at prevailing market prices or at negotiated prices at the times of sale. The shares of Class A common stock may be offered by the selling stockholders to or through underwriters, dealers or other agents, directly to investors or through any other manner permitted by law, on a continued or delayed basis. We provide more information about how the selling stockholders may sell or otherwise dispose of the shares of Class A common stock in the section entitled “Plan of Distribution” beginning on page 20 of this prospectus.

We are not selling any shares of Class A common stock in this offering, and we will not receive any proceeds from the sale of shares by the selling stockholders. The registration of the securities covered by this prospectus does not necessarily mean that any of these securities will be offered or sold by the selling stockholders. The timing and amount of any sale is within the respective selling stockholders’ sole discretion, subject to certain restrictions. To the extent that any selling stockholder resells any securities, the selling stockholder may be required to provide you with this prospectus identifying and containing specific information about the selling stockholder and the terms of the securities being offered.

Shares of our Class A common stock are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SNAL”. On September 22, 2023, the last sale price per share of our Class A common stock as reported on Nasdaq was $1.07.

We are an “emerging growth company” as defined in the federal securities laws and, as a result, have elected to comply with certain reduced public company disclosure and reporting requirements.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section in any other annual, periodic or current report incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 30, 2023

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell shares of Class A common stock offered under this prospectus. We will not receive any proceeds from the sale by the selling stockholders of the Class A common stock offered by them described in this prospectus.

We and the selling stockholders have not authorized anyone to provide any information or make any representations other than those contained in this prospectus. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of its date. Our business, financial condition, results of operations, and prospects may have changed since its date.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section entitled “Where You Can Find More Information.”

The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of Class A common stock. Neither the delivery of this prospectus, nor any sale made hereunder, will under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date of such information.

For investors outside the United States: Neither we nor the selling stockholders have done anything that would permit this offering or possession or distribution of this prospectus in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common stock and the distribution of this prospectus outside the United States and in their jurisdiction.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Snail” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Snail, Inc., together with its consolidated subsidiaries.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate,” and “potential,” or the negative of these terms or other similar expressions.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, beliefs or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans, and objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified described in the section “Risk Factors” in any other annual, periodic, or current report incorporated by reference into this prospectus. The statements we make regarding the following matters are forward-looking by their nature:

●	our growth prospects and strategies;

●	launching new games and additional functionality to games that are commercially successful;

●	our expectations regarding significant drivers of our future growth;

●	our ability to retain and increase our player base and develop new video games and enhance our existing games;

●	competition from companies in a number of industries, including other casual game developers and publishers and both large and small, public and private multimedia companies;

●	our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

●	our relationships with third-party platforms such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, the Apple App Store, the Google Play Store, My Nintendo Store, and the Amazon Appstore;

●	our ability to successfully enter new markets and manage our international expansion;

●	protecting and developing our brand and intellectual property portfolio;

●	costs associated with defending intellectual property infringement and other claims;

●	our future business development, results of operations, and financial condition;

●	the effects of the COVID-19 pandemic and the ongoing conflict involving Russia and Ukraine on our business and the global economy generally, including inflation and interest rates;

●	rulings by courts or other governmental authorities;

●	our Share Repurchase Program (as defined under “Item 1A Risk Factors” in our Annual Report on Form 10-K), including expectations regarding the timing and manner of repurchases made under the Share Repurchase Program;

●	our plans to pursue and successfully integrate strategic acquisitions;

●	other risks and uncertainties described in this prospectus, including those described in the section entitled “Risk Factors” in any other annual, periodic or current report incorporated by reference into this prospectus; and

●	assumptions underlying any of the foregoing.

Further information on risks, uncertainties, and other factors that could affect our financial results are included in our filings with the Securities and Exchange Commission (the “SEC”) from time to time, including in the section entitled “Risk Factors” in any other annual, periodic or current report incorporated by reference into this prospectus. You should not rely on these forward-looking statements, as actual outcomes and results may differ materially from those expressed or implied in the forward-looking statements as a result of such risks and uncertainties. All forward-looking statements in this prospectus are based on management’s beliefs and assumptions and on information currently available to us, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that may be important to you. We urge you to read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, Quarterly Report on Form 10-Q filed on May 15, 2023, and Quarterly Report on Form 10-Q filed on August 14, 2023, which are incorporated by reference into this prospectus, before making an investment decision. Some of the statements made in this prospectus discuss future events and developments, including our future strategy and our ability to generate revenue, income and cash flow. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those contemplated in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

Company Overview

Our mission is to provide high-quality entertainment experiences to audiences around the world.

We are a leading, global independent developer and publisher of interactive digital entertainment for consumers around the world. We have built a premier portfolio of premium games designed for use on a variety of platforms, including consoles, PCs, and mobile devices. ARK: Survival Evolved has been a top-25 selling game on the Steam platform by gross revenue in each year we released ARK downloadable content (“DLC”). Our expertise in technology, in-game ecosystems, and monetization of online multiplayer games has enabled us to assemble a broad portfolio of intellectual property across multiple media formats and technology platforms. Our flagship franchise from which we generate the substantial majority of our revenues, ARK: Survival Evolved, is a leader within the sandbox survival genre with over 84.7 million console and PC installs through December 31, 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Metrics and Non-GAAP Measures” included in our Annual Report on Form 10-K which is incorporated by reference into this prospectus. In the fiscal year ended December 31, 2022, ARK: Survival Evolved averaged a total of 305,376 daily active users (“DAUs”) on the Steam and Epic platforms, and we experienced a peak of approximately 1,113,143 DAUs in June 2022. We define “daily active users” as the number of unique users who play any given game on any given day. For the years ended December 31, 2022 and 2021, we generated 90.8% and 90.7%, respectively, of our revenues from ARK: Survival Evolved.

According to Newzoo, from 2021 to 2025, the global gaming industry is expected to grow approximately 17% from $192.7 billion in 2021 to $225.7 billion in 2025. In 2021, the global gaming market sales was approximately 27% larger than the combined revenue generated by the global music, cinema and “over-the-top” (“OTT”) markets, according to Newzoo and PwC. The shift towards online game play along with in-game monetization and new platforms have fundamentally transformed the way consumers interact with video games. Moreover, digital distribution has democratized developer access, leading to an expansion of new titles to address consumer preferences. We believe success in delivering a highly engaging consumer experience results from a combination of best-in-class creativity and innovative use of leading, cutting-edge technology and platforms.

Our roots trace back to the beginnings of the massively multiplayer online role-playing games (“MMORPG”), with early titles including Age of Wushu. Our long history provides us with substantial experience that we leverage to identify and invest in promising game development studios and to manage the growth of our games into AAA titles. We collaborate with talented development teams, providing our expertise, capital, technological resources, customer service, marketing strategy, and other services to achieve a successful outcome.

We optimize our development pipeline and target specific market segments by publishing games under several specialized brands through our two publishing labels, Snail Games USA and Wandering Wizard. Our distribution strategy utilizes Steam’s early access feature to achieve faster go-to-market times. We utilize proprietary technology, including a versatile game engine and advanced server technology, to heighten artistic detail and increase player engagement.

We attribute our continued success to several differentiating elements.

●	Perseverance: We are called Snail because we admire a snail’s perseverance in achieving its goals. We maintain a disciplined approach to our game development, financial management, and strategic acquisitions as we seek to deliver long-term value.

●	Innovation: We believe innovation is at the core of a highly engaging entertainment experience. Our titles span from indie to our AAA franchise ARK: Survival Evolved. We created the Wandering Wizard label to allow us to invest and grow indie titles built by bright, passionate teams.

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●	Technology: We utilize advanced and proprietary technologies to drive demand and optimize costs. Our proprietary micro-influencer platform, NOIZ, enables us to substantially broaden our influencer base for a cheaper price, and our game and server technology provide a highly customizable development infrastructure.

●	Collaboration: We partner with talented independent studios for game development. Development teams, some of which are our wholly owned subsidiaries, are provided capital and other critical resources and are afforded a high degree of autonomy. We believe this model best preserves the culture and creativity of the development team and encourages the development of successful games.

●	Developers: We believe in the importance of maintaining a broad developer network to ensure the simultaneous development of high-quality games. We have seven internal development studios and we partner with two related-party development studios from AAA to indie located in the United States and internationally.

●	Experience: Our management team has deep knowledge of the gaming landscape based on more than two decades of experience in the gaming industry. Our Founder, Chairman, and Chief Strategy Officer, Mr. Shi was a pioneer in sandbox and MMORPG games, and our Chief Executive Officer, Jim Tsai, has a deep understanding of game development and publishing with more than 25 years of experience. Our industry experience is foundational to our success in development and publishing and helps us to quickly identify attractive acquisitions and partnerships opportunities.

Our dedication to provide audiences with high-quality entertainment experiences utilizing the latest gaming technology has produced strong user engagement, continued revenue growth, and increased cash flows. Through June 30, 2023, our ARK franchise game has been played for more than 3.3 billion hours with an average playing time per user of more than 162 hours and with the top 21.0% of all players spending over 100 hours in the game, according to data related to the Steam platform. For the years ended December 31, 2022 and 2021, our net revenue was $74.4 million, and $106.7 million, respectively. We have maintained a diversified revenue base across platforms, with approximately 43.5% of fiscal year 2022 revenue from consoles, 42.4% from PC, and 12.8% from mobile platforms. We had net income of $1.0 million for the year ended December 31, 2022 as compared to $7.9 million for the year ended December 31, 2021.

Our Heritage and Expertise

Snail Games USA was founded in 2009 as a subsidiary of Suzhou Snail Digital Technology Co. Ltd. (“Suzhou Snail”), and our heritage and knowledge extends to our Founder and Chairman’s creation of Suzhou Snail. Suzhou Snail was founded in the early 2000s to fulfill a need for gaming in Asia. Our Founder and Chairman, Mr. Shi, became an early adopter of PC-based online free-to-play gaming, and Suzhou Snail became a pioneer in MMORPG games, releasing successful titles such as Age of Wushu. Amid transformations in the global gaming industry in the mid-2000s, our initial goal was to serve as the publisher for Suzhou Snail’s games in the United States. We rapidly transformed our business model to include development and publishing of independently sourced content, pursuing a premium game strategy anchored by diversified development teams. In 2015, we partnered with Studio Wildcard to develop our flagship franchise, ARK. In 2022, Suzhou Snail effected a spin-off pursuant to which Suzhou Snail’s shareholders received shares of common stock of Snail Games USA in proportion to their existing ownership of Suzhou Snail. As a result of this transaction, Snail Games USA became an independent, domestic entity and is no longer a subsidiary of Suzhou Snail. The spin-off was conducted in contemplation of the IPO and to align Snail Games USA’s and Suzhou Snail’s corporate structure with their respective customer bases and corporate growth strategies. Our heritage in free-to-play games and operating history in premium games has afforded us a deep knowledge of the global gaming marketplace and has enabled us to develop a successful value proposition for our consumers and developers.

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Recent Developments

Convertible Note Financing

On August 24, 2023, we entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with two accredited investors (the “Investors”), pursuant to which the Company sold, and each of the Investors purchased, an initial Original Issue 7.4% Discount Convertible Note (each, a “Note”, and collectively, the “Notes”) in an aggregate principal amount of $1,080,000, convertible into shares of Class A common stock, and an initial warrant to purchase up to an aggregate of 714,285 shares of Class A common stock (each, a “Warrant”, collectively, the “Warrants,” and together with the Notes, the “Securities”) (the “Convertible Note Financing”). The Notes and the Warrants constituted the first tranche of notes and warrants issuable under the Purchase Agreement (the “First Tranche”). So long as we comply with certain conditions set forth in the Purchase Agreement and the Registration Rights Agreement (as defined below), we will sell and the Investors will purchase, an additional $1,080,000 of aggregate principal amount of Notes and Warrants in the second tranche of the Convertible Note Financing. In connection with the Convertible Note Financing, we entered into the Registration Rights Agreement, dated August 24, 2023 (the “Registration Rights Agreement”), with the Investors.

The Purchase Agreement contains customary representations, warranties, and covenants of the Company and the Investors. The First Tranche closed on August 24, 2023. The gross proceeds we received from the First Tranche prior to payment of transaction expenses was $1,000,000. Moody Capital Solutions, Inc. served as placement agent for the Convertible Note Financing.

Original Issue 7.4% Discount Convertible Notes

The Notes carry an original issue discount of approximately 7.4%, are repayable beginning six months from the original issuance date and accrue interest at a rate of 7.5% per annum. The maturity date of each of the Notes is May 24, 2024 (the “Maturity Date”). The Outstanding Balance of the Notes as of the six-month anniversary of the original issuance date shall be paid in equal consecutive monthly installments, commencing on such date and on the first Trading Day of each month thereafter. We may prepay any portion of the principal amount, plus any accrued but unpaid interest (the “Outstanding Balance”) of the Notes upon at least 15 Trading Days’ (as such term is defined in the Notes) written notice to the Investors by paying an amount equal to the Outstanding Balance then being prepaid.

The Notes are convertible (in whole or in part) at any time at least three months from their original issuance date into the number of shares of Class A common stock equal to (x) that portion of the Outstanding Balance that the Note holder elects to convert divided by (y) a conversion price that is equal to 90% of the average of the three lowest daily VWAPs (as such term is defined in the Notes) of Class A common stock during the 10 Trading Day period ending on the Trading Day immediately prior to delivery or deemed delivery of the notice to convert.

The Notes set forth certain standard events of default (such event, an “Event of Default”), which, upon such Event of Default, requires the Company within ten Trading Days to remedy or the Investors to waive such Event of Default; provided that there is no cure period for certain Events of Default, including, but not limited to, if the Company or any of its Subsidiaries files a bankruptcy petition or if a proceeding or case is commenced in respect of the Company or any of its Subsidiaries, without its application consent, seeking, among other things, the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, and such proceeding or case continues undismissed, or unstayed and in effect, for a period of 60 days. If such Event of Default is not remedied or waived within ten Trading Days, we are obligated to pay the Investors an amount equal to 120% of the sum of (x) the outstanding principal of the Note on the date on which the first Event of Default has occurred and (y) any accrued and unpaid interest thereon, if any (the “Mandatory Default Amount”), and if the Note is converted whenever an Event of Default has occurred and is continuing without cure, such Investor will have the option to convert the Mandatory Default Amount at an alternative conversion price that is equal to 85% of the lowest daily VWAP in the 10 Trading Days immediately preceding the applicable date of conversion. After the occurrence and during the continuance of an Event of Default, interest will accrue under the Notes at a rate equal to 16% per annum or, if less, the highest amount permitted by law (the “Default Interest”), will compound monthly based upon a 360 day year, and will be due and payable on the first Trading Day of each month during the continuance of such Event of Default.

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Description of the Warrant

The Warrants are exercisable for shares of Class A common stock (the “Warrant Shares”) at a price of $1.89 (the “Exercise Price”) and may be exercised during the exercise period commencing on November 24, 2023 and ending on the date that is five years thereafter. The Exercise Price is subject to customary adjustments for stock dividends, stock splits, recapitalizations and the like.

Registration Rights

Under the Registration Rights Agreement, the Company agreed to file a resale registration statement covering the resale of the Securities with the SEC within 30 calendar days after the date of the Registration Rights Agreement and to use commercially reasonable efforts to cause such resale registration statement to be declared effective by the SEC as promptly as possible after the filing thereof, but in any event no later than the 90th calendar day after the date of the Registration Rights Agreement (the “Effectiveness Date”); provided, however, that in the event the Company is notified by the SEC that the resale registration statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date will be the fifth Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above, provided, further, if such Effectiveness Date falls on a day that is not a Trading Day, then the Effectiveness Date will be the next succeeding Trading Day. Under certain circumstances, if the Company fails to meet its obligations under the Registration Rights Agreement, an Event of Default under the Note shall have occurred.

Equity Line of Credit Financing

On August 24, 2023, the Company entered into a purchase agreement (the “Equity Line Purchase Agreement”) with an accredited investor (the “Equity Line Investor”), pursuant to which the Equity Line Investor has agreed to purchase from us up to $5,000,000 of shares of our Class A common stock (subject to certain limitations) from time to time during the term of the Equity Line Purchase Agreement. Pursuant to the Equity Line Purchase Agreement, the Equity Line Investor has the right to purchase shares of our Class A common stock at a purchase price equal to the lowest daily per share dollar volume-weighted average price of the shares on Nasdaq for the five (5) business days prior to the closing date with respect to each purchase, multiplied by ninety-two percent (92%). In connection with the execution of the Equity Line Purchase Agreement, we issued a warrant to purchase up to 367,647 shares of Class A common stock (the “Equity Line Warrant”) from the Company in consideration of the Equity Line Investor’s commitment to purchase shares of our Class A common stock under the Purchase Agreement.

Pursuant to the Equity Line Purchase Agreement, the Company agreed to file a resale registration statement covering the resale of the Class A common stock issuable under the Equity Line Purchase Agreement and the Equity Line Warrant with the SEC and to use best efforts to cause such resale registration statement to be declared effective by the SEC within certain time frames.

The Equity Line Purchase Agreement provides customary representations, warranties and covenants of the Company and the Equity Line Investor. The Equity Line Purchase Agreement all exhibits thereto (the “Transaction Documents”) are binding upon and inure to the benefit of the Company and the Equity Line Investor and their respective successors. Pursuant to the terms and conditions of the Equity Line Purchase Agreement, neither any of the Transaction Documents nor any rights of the Equity Line Investor or the Company under the Equity Line Purchase Agreement may be assigned by either party to any other person or entity.

The Equity Line Investor is an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). The registration of the shares hereunder does not mean that the Equity Line Investor will actually purchase or that the Company will actually issue and sell all or any of the $5,000,000 in shares of our Class A common stock being registered pursuant to this registration statement.

Equity Line Warrant

The Equity Line Warrant is exercisable for shares of Class A common stock at a price of $1.50 (the “Equity Line Warrant Exercise Price”) and expires five years from the date of issuance. The Equity Line Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, recapitalizations and the like.

Entry into the Convertible Note Financing and Equity Line of Credit Financing described herein was approved by the Company’s board of directors on August 22, 2023.

All capitalized terms not defined in this Recent Developments section shall have their respective meanings as set forth in the Purchase Agreement, Note, Warrant, Registration Rights Agreement, Equity Line Purchase Agreement and Equity Line Warrant. The foregoing descriptions of the Purchase Agreement, Note, Warrant, Registration Rights Agreement, Equity Line Purchase Agreement, and Equity Line Warrant do not purport to be complete and each is qualified in its entirety by reference to the full text of the Purchase Agreement, Note, Warrant, Registration Rights Agreement, Equity Line Purchase Agreement, and Equity Line Warrant, the forms of which were filed on August 30, 2023 as Exhibits 10.1, 4.3, 4.1, 10.2, 10.3, and 4.2, respectively, to our Current Report on Form 8-K and are incorporated herein by reference.

The Notes, the Warrants and the shares of Class A common stock issuable upon conversion of the Notes or exercise of the Warrants were, and will be, offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, or in the event of an issuance of shares of Common Stock underlying the Warrants on a cashless basis, pursuant to the exemption provided in Section 3(a)(9) under the Securities Act.

The shares of Class A common stock issuable pursuant to the Equity Line Purchase Agreement, the Equity Line Warrant, and the shares of Class A common stock issuable upon exercise of the Equity Line Warrants were, and will be, offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, or in the event of an issuance of shares of Common Stock underlying the Equity Line Warrants on a cashless basis, pursuant to the exemption provided in Section 3(a)(9) under the Securities Act.

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Corporate Information

Snail was incorporated in the State of Delaware on January 11, 2022. Snail Games USA was incorporated in the State of California on September 22, 2009. Our principal executive office is located at 12049 Jefferson Boulevard, Culver City, California 90230. Our telephone number at this address is (310) 988-0643. Our main website is www.snailgamesusa.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.

We have proprietary rights to trademarks, trade names, and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names, and service marks may appear in this prospectus without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, and service marks. All trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the federal securities laws. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies in the United States. These provisions include:

●	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may choose to take advantage of some but not all of these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: (1) (a) the last day of the fiscal year following the fifth anniversary of the closing of the Company’s IPO on November 9, 2022, (b) the last day of the fiscal year in which our annual gross revenues are $1.235 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the end of our second quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Emerging Growth Company and Smaller Reporting Company Status” in our Annual Report on Form 10-K incorporated by reference into this prospectus. We have elected to use the extended transition period. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

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The Offering

This prospectus relates to the offer and sale from time to time of up to an aggregate of 15,093,768 shares of the Company’s Class A common stock by the selling stockholders.

Under the terms of the Registration Rights Agreement entered into with the selling stockholders on the same date and in connection with the Purchase Agreement, we agreed to register with the SEC 15,093,768 shares of Class A common stock issuable upon the conversion of the Notes, exercise of the Warrants, pursuant to the Equity Line Purchase Agreement, and exercise of the Equity Line Warrant. The number of shares ultimately offered for resale by the selling stockholders depends upon how much of the Notes and Warrants the selling stockholders elect to convert and exercise, respectively, how many shares are issuable in connection with purchase notices pursuant to the Equity Line Purchase Agreement and exercise of the Equity Line Warrant, and the liquidity and market price of shares of our Class A common stock. We have used a price per share of Class A common stock of $0.69 solely for the purposes of making a good faith estimate as to a reasonable number of shares issuable upon full conversion and exercise of the Notes and the Warrants to be registered.

Issuer	Snail Inc.

Common stock to be offered by the selling stockholders	The selling stockholders are offering up to 15,093,768 shares of the Company’s Class A common stock, par value $0.0001 per share.

Common stock outstanding prior to this offering (1)	7,901,145 shares of Class A common stock.

Common stock to be outstanding after the offering (1)	22,994,912 shares of Class A common stock if all the Warrants are exercised in full, the Notes are converted in full, the Company sells shares of Class A common stock for the entire commitment amount of the Equity Line Purchase Agreement, and the Equity Line Warrant is exercised in full.

Use of proceeds	We will not receive any proceeds from the sale of Class A common stock by the selling stockholders. All of the net proceeds from the sale of shares of our Class A common stock will go to the selling stockholders as described below in the sections entitled “Selling Stockholders” and “Plan of Distribution”. We have agreed to bear the expenses relating to the registration of the shares of Class A common stock for the selling stockholders. Any proceeds received by the Company from the sale of shares of Class A Common stock pursuant to the Equity Line Purchase Agreement, from the exercise of the Equity Line Warrant, and from the exercise of the Warrants will be used for general working capital.

Risk factors

Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 9 before deciding to invest in our securities.

(1)	The number of shares of our common stock outstanding prior to and to be outstanding immediately after this offering, as set forth in the table above, is based on 7,901,145 shares outstanding as of September 22, 2023.

6

Summary Consolidated Financial Information

The following tables set forth, for the periods and as of the dates indicated, our summary consolidated financial information. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K, Quarterly Report on Form 10-Q filed on May 15, 2023, and Quarterly Report on Form 10-Q filed on August 14, 2023, which are incorporated by reference into this prospectus. Our consolidated financial statements are prepared and presented in accordance with GAAP. Our historical results do not necessarily indicate results expected for any future periods.

	Years ended December 31,		Three months ended June 30,
	2022	2021	2023	2022
	(in millions)
Consolidated Statements of Operations Data and Comprehensive Income (Loss):
Revenues, net	$74.4	$106.7	$9.9	$15.5
Cost of revenues	53.1	63.7	9.3	12.3
Gross profit	21.3	43.0	0.6	3.2
Operating expenses:
General and administrative	18.7	16.4	4.0	4.3
Research and development	2.9	0.8	1.2	0.2
Advertising and marketing	0.7	0.3	0.2	0.2
Depreciation and amortization	0.6	0.8	0.1	0.1
Loss on disposal of fixed assets	-	0.1	-	-
Impairment of intangible assets	-	16.3	-	-
Total operating expenses	22.9	34.7	5.5	4.8
Income (loss) from operations	(1.6)	8.3	(4.9)	(1.6)
Other income (expense):
Interest income	0.2	0.1	-	-
Interest income - related parties	0.6	1.6	-	0.1
Interest expense	(0.9)	(0.4)	(0.3)	(0.2)
Other income	0.3	0.5	-	0.3
Equity in loss of unconsolidated entity	-	(0.3)	-	-
Total other income (expense), net	0.2	1.5	(0.3)	0.2
Income (loss) before provision for income taxes	(1.4)	9.8	(5.2)	(1.4)
Income tax provision (benefit)	(2.4)	1.8	(1.1)	(0.3)
Net income (loss)	1.0	8.0	(4.1)	(1.1)
Net gain (loss) attributable to non-controlling interests	(0.1)	(0.5)	-	-
Net income (loss) attributable to Snail Games USA Inc.	0.9	8.5	(4.1)	(1.1)
Comprehensive income statement:
Other comprehensive loss	-	(0.1)	-	-
Total comprehensive income (loss)	$0.9	$8.4	$(4.1)	$(1.1)

7

	As of June 30, 2023
	Actual	As Adjusted*
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3.0	$12.9
Total current assets	35.5	45.4
Restricted cash and cash equivalents	1.1	1.1
Intangible assets, net - license - related parties	0.3	0.3
Total liabilities	56.0	56.0
Total equity	$4.3	$14.8

* Please refer to section entitled “Capitalization” within this prospectus.

	Years ended December 31,		Six months ended June 30,
	2022	2021	2023	2022
	(in millions)
Key Performance Metrics and Non-GAAP Measures:
Units Sold	5.8	7.0	2.7	3.0
EBITDA	$(0.7)	$9.2	$(8.3)	$6.1
Bookings	$63.7	$92.5	$22.6	$40.5

For a discussion of Units Sold and for reconciliations of net revenue to Bookings and net income (loss) to EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Performance Metrics and Non-GAAP Measures” in our Annual Report on Form 10-K, Quarterly Report on Form 10-Q filed on May 15, 2023, and Quarterly Report on Form 10-Q filed on August 14, 2023, which are incorporated by reference into this prospectus.

8

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors described under “Item 1A Risk Factors” in our Annual Report on Form 10-K, and any other periodic or current report incorporated by reference into this prospectus, together with all of the other information appearing in or incorporated by reference into this prospectus, before deciding whether to purchase any of the Class A common stock. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. Please also read carefully the section titled “Cautionary Statement Regarding Forward-Looking Statements” contained elsewhere in this prospectus.

Additional Risk Factors:

Investors who buy shares in this offering at different times will likely pay different prices.

Investors who purchase shares of common stock in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. In connection with the Equity Line of Credit Financing, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares of common stock sold to the Equity Line Investor. Similarly, the Equity Line Investor may sell such shares of common stock at different times and at different prices. Investors may experience a decline in the value of the shares they purchase from the Equity Line Investor in this offering as a result of sales made by us in future transactions to the Equity Line Investor at prices lower than the prices they paid. Sales to the Equity Line Investor by us could result in substantial dilution to the interests of other holders of our Class A common stock. Additionally, the sale of a substantial number of shares of our Class A common stock to the Equity Line Investor, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales, which could have a materially adverse effect on our business and operations.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to the Equity Line Investor, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion with respect to the use of proceeds from the sale of any shares of our common stock to the Equity Line Investor, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You will be relying on the judgment of our management regarding the application of the proceeds from the sale of any shares of our common stock to the Equity Line Investor. The results and effectiveness of the use of proceeds are uncertain, and we could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could harm our business, delay the development of our pipeline product candidates and cause the price of our common stock to decline.

We may require additional financing to sustain our operations, without which we may not be able to continue operations, and the terms of subsequent financings may adversely impact our stockholders.

We may direct the Equity Line Investor to purchase up to $5,000,000 worth of shares of our Class A common stock under the Equity Line Purchase Agreement until December 31, 2023, in amounts up to $1,000,000 in shares of our Class A common stock depending on market prices.

Our ability to sell shares to the Equity Line Investor and obtain funds under the Equity Line Purchase Agreement is limited by the terms and conditions in the Equity Line Purchase Agreement, including restrictions on the amounts we may sell to the Equity Line Investor at any one time, and a limitation on our ability to sell shares to the Equity Line Investor to the extent that it would cause the Equity Line Investor to beneficially own more than 9.99% of our outstanding shares of Class A common stock. Additionally, we will only be able to sell or issue to the Equity Line Investor (subject to certain reductions and other adjustments pursuant to the Equity Line Purchase Agreement, the “Exchange Cap”) in total under the Equity Line Purchase Agreement, which is equal to 19.99% of the aggregate number of shares of Class A common stock outstanding prior to execution of the Equity Line Purchase Agreement, unless stockholder approval is obtained to issue in excess of such amount. Therefore, we may not in the future have access to the full amount available to us under the Equity Line Purchase Agreement, depending on the price of our Class A common stock. In addition, any amounts we sell under the Equity Line Purchase Agreement may not satisfy all of our funding needs, even if we are able and choose to sell and issue all of our Class A common stock currently registered.

The extent we rely on the Equity Line Investor as a source of funding will depend on a number of factors including the prevailing market price of our Class A common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from the Equity Line Investor were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all $5,000,000 in shares of our Class A common stock under the Equity Line Purchase Agreement to the Equity Line Investor, we may still need additional capital to finance our future plans and working capital needs, and we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our Class A common stock could be reduced. A financing could involve one or more types of securities including Class A common stock, convertible debt, or warrants to acquire Class A common stock. These securities could be issued at or below the then prevailing market price for our Class A common stock. If the issuance of new securities results in diminished rights to holders of our Class A common stock, the market price of our Class A common stock could be negatively impacted. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition, and prospects.

USE OF PROCEEDS

Any proceeds received by the Company from the sale of shares of Class A common stock pursuant to the Equity Line Purchase Agreement, from the exercise of the Equity Line Warrant, and from the exercise of the Warrants will be used for general working capital. A portion of the net proceeds from the sale of our Class A common stock will go to the selling stockholders as described below in the sections entitled “Selling Stockholders” and “Plan of Distribution”. We have agreed to bear the expenses relating to the registration of the shares of Class A common stock for the selling stockholders.

9

CAPITALIZATION

The capitalization of the Company will not change as a result of the sale of shares of Class A common stock by the selling stockholders. The following table sets forth our capitalization as of June 30, 2023:

●	on an actual basis;

●	on a pro forma basis after giving effect to the full sale of $5,000,000 in shares of Class A common stock to Alumni Capital LP, using a adjusted price of $1.00 for the per share purchase price of 5,000,000 shares, warrants issued to Alumni Capital LP for an additional 367,647 shares at an exercise price of $1.50 per share, full conversion of both tranches of the Crom Cortana Fund LLC and Jefferson Street Capital LLC convertible notes (the “Crom and Jefferson notes”) using a $0.95 adjusted price per share as the conversion price per share for 2,270,124 shares, warrants issued in relation to the first tranche of the Crom and Jefferson notes for 714,285 shares at an exercise price of $1.89 per share and warrants issued in relation to the second tranche for 906,040 shares at an exercise price of $1.49 per share. In accordance with the terms of the registration rights agreement with Crom Cortana Fund LLC and Jefferson Street Capital LLC this prospectus generally covers the resale of 250% of the sum of the maximum number of shares of Class A common stock for the conversion of the notes and warrants issued in connection with the convertible notes.

The as -adjusted information below is illustrative only. We may receive proceeds from the exercise of warrants, however, there is no guarantee that warrants will be exercised. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2023
	Actual	As Adjusted (1)
Cash	$2,960,160	$12,864,129
Total liabilities	56,036,983	56,036,983
Stockholders’ equity (deficit):
Class A common stock, $0.0001 par value, 500,000,000 shares authorized, 9,251,420 issued and 7,901,145 outstanding actual, 24,345,187 shares issued and 22,994,912 shares outstanding as adjusted (1)	925	2,435
Class B common stock, $0.0001 par value, 100,000,000 shares authorized, 28,748,580 shares issued and outstanding	2,875	2,875
Additional paid-in capital	25,708,907	36,118,866
Accumulated other comprehensive loss	(286,173)	(286,173)
Accumulated deficit	(11,914,059)	(11,914,059)
Treasury stock at cost (1,350,275 shares)	(3,671,806)	(3,671,806)
Total Snail Inc. equity	9,840,669	20,252,138
Noncontrolling interests	(5,496,578)	(5,496,578)
Total stockholders’ equity	4,344,091	14,755,560
Total capitalization	$60,381,074	$70,908,922

(1)	The number of shares of common stock outstanding after this offering is based on 9,251,420 shares issued and 7,901,145 shares of common outstanding as of June 30, 2023 and an aggregate of 15,093,768 shares of common stock issuable upon the closing of this offering. These shares consist of the full sale of $5,000,000 in shares of Class A common stock to Alumni Capital LP, using a adjusted price of $1.00 for the purchase price per share of 5,000,000 shares, warrants issued to Alumni Capital LP for an additional 367,647 shares at an exercise price of $1.50, full conversion of both tranches of the Crom and Jefferson notes using a $0.95 adjusted conversion price for 2,270,124 shares, and warrants issued in relation to the Crom and Jefferson notes for 1,620,325 shares at an average exercise price of $1.67. In accordance with the terms of the registration rights agreement with Crom Cortana Fund LLC and Jefferson Street Capital LLC this prospectus generally covers the resale of 250% of the sum of the maximum number of shares of Class A common stock for the conversion of the notes and warrants issued in connection with the convertible notes. We may receive proceeds from the exercise of warrants, however, there is no guarantee that warrants will be exercised.

The number of Class A common stock outstanding shares immediately following this offering excludes unvested restricted stock units and outstanding warrants with strike prices greater than the Company’s market price per share. These consist of 120,000 underwriters warrants related to our IPO, 1,200,581 in unvested restricted stock units and the effects of any beneficial ownership restrictions.

DETERMINATION OF OFFERING PRICE

The selling stockholders will offer shares of our Class A common stock at the prevailing market prices or privately negotiated prices. The offering price of our Class A common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition, or any other established criteria of value. Our Class A common stock may not trade at the market prices in excess of the offering prices for Class A common stock in any public market, will be determined in the marketplace, and may be influenced by many factors, including the depth and liquidity of the market for our Class A common stock.

MARKET PRICE OF CLASS A COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our Class A common stock commenced trading on the Nasdaq under the symbol “SNAL” on November 10, 2022.

Holders

As of September 22, 2023, 7,901,145 shares of our Class A common stock were outstanding. As of September 22, 2023, there were 5 holders of record of our Class A common stock.

10

Dividend Policy

We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Except for a one-time special dividend in connection with our distribution of the Shi Loan (as defined herein), we have not paid any cash dividends. See “Certain Relationships and Related Party Transactions.” Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects, and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of our credit facilities. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of June 30, 2023 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
●	each of our directors and executive officers that will be in place as of the consummation of this offering, individually; and
●	all directors and executive officers as a group.

The number of shares of common stock beneficially owned by each entity, person, executive officer, or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each stockholder identified in the table below possesses sole voting and investment power over all the Class A common stock or Class B common stock shown as beneficially owned by the stockholder in the table.

The percentages of beneficial ownership in the table below are calculated based on 7,901,145 shares of Class A common stock and 28,748,580 shares of Class B common stock issued and outstanding as of June 30, 2023.

Unless otherwise indicated below, the address for each beneficial owner is c/o Snail, Inc., 12049 Jefferson Blvd, Culver City, California 90230.

	Shares Beneficially Owned				Percentage of Total
	Class A		Class B		Voting
Stockholders	Shares	Percentage	Shares	Percentage	Power(1)
5% and Greater Stockholders:
Olive Wood Global Development Limited(2)	—	—	24,103,590	83.8%	81.6%
Amethyst Fortune Development Limited(3)	—	—	4,644,990	16.2%	15.7%
Hua Yuan International Limited(4)	3,189,480	39.6%	—	—	1.1%
Qianrong Capital Limited(5)	1,840,090	22.8%	—	—	*
Ancient Jade (East) Holdings Limited(6)	843,360	10.5%	—	—	*
Ferth Development Limited(7)	378,490	4.7%	—	—	*
Directors and Named Executive Officers:
Hai Shi(8)	—	—	28,748,580		97.3%
Jim Tsai	—	—	—	—	—
Heidy Chow	—	—	—	—	—
Peter Kang	—	—	—	—	—
Ying Zhou(8)	—	—	28,748,580		97.3%
Sandra Pundmann	—	—	—	—	—
Neil Foster	—	—	—	—	—
All directors and officers as a group (7 persons)	—	—	28,748,580	100.0%	97.3%

*Less than 1%.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common stock, as a single class. Holders of our Class A common stock are entitled to one vote per share, whereas holders of our Class B common stock are entitled to ten votes per share.
(2)	Represents 24,103,590 shares of our Class B common stock held by Olive Wood Global Development Limited (“Olive Wood”), an entity organized under the laws of the British Virgin Islands. Olive Wood is controlled by Hai Shi, who is our Founder, Chief Strategy Officer, Chair of our Board of Directors and the spouse of Ying Zhou, one of our directors. The address for Olive Wood is Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
(3)	Represents 4,644,990 shares of our Class B common stock held by Amethyst Fortune Development Limited (“Amethyst”), an entity organized under the laws of the British Virgin Islands. Amethyst is controlled by Ying Zhou, who is one of our directors and the spouse of Hai Shi, our Founder, Chief Strategy Officer, and Chair of our Board of Directors. The address for Amethyst is Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
(4)	Represents 3,189,480 shares of our Class A common stock held by Hua Yuan International Limited (“Hua Yuan”), an entity organized under the laws of Hong Kong. The address for Hua Yuan is Room 8201, 82/F, International Commerce Centre, 1 Austin Road, West KL, Hong Kong. Hua Yuan is indirectly controlled by China-Singapore Suzhou Industrial Park Ventures Co., Ltd., a Chinese state-owned entity.
(5)	Represents 1,840,090 shares of our Class A common stock held by Qianrong Capital Limited (“Qianrong”), an entity organized under the laws of the Cayman Islands. The address for Qianrong is 9th Cuiwei St, 17th floor, Moonbay International Center SIP, Suzhou, Jiangsu, 215000 China.
(6)	Represents 843,360 shares of our Class A common stock held by Ancient Jade (East) Holdings Limited (“Ancient Jade”), an entity organized under the laws of the British Virgin Islands. The address for Ancient Jade is Floor 12 of Tower D, Global Finance and News Center, No.1 Xuanwumenwai Street, Xicheng District, Beijing, Beijing, 100000, China.
(7)	Represents 378,490 shares of our Class A common stock held by Ferth Development Limited (“Ferth Development”), an entity organized under the laws of the British Virgin Islands. The address for Ferth Development is Room 304, Building 20, Langqinwan Garden, Industry Zone, Suzhou, Jiangsu, 215000, China.
(8)	Represents (i) 24,103,590 shares of our Class B common stock held of record by Olive Wood Global Development Limited, which is controlled by Hai Shi and (ii) 4,644,990 shares of our Class B common stock held of record by Amethyst Fortune Development Limited, which is controlled by Ying Zhou. Mr. Shi and Ms. Zhou are husband and wife.

Legal Proceedings

There are no material proceedings to which any director, officer, or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

11

SELLING STOCKHOLDERS

This prospectus relates to the possible resale from time to time by (i) Alumni Capital of any or all of the shares of Class A common stock that may be issued by us to Alumni Capital under its Equity Line Purchase Agreement and upon exercise of the Equity Line Warrant, and (ii) Crom Cortana Fund LLC (“CCF”) and Jefferson Street Capital LLC of any or all of the shares of Class A common stock that may be issued by us to each of them under their Purchase Agreement or exercise of the Warrants. For additional information regarding the issuance of Class A common stock covered by this prospectus, see the section titled “Recent Developments” above. We are registering shares of Class A Common Stock pursuant to the provisions of the Equity Line Purchase Agreement we entered into with Alumni Capital on August 24, 2023 and pursuant to the provisions of the Purchase Agreement we entered into with CCF and Jefferson Street Capital LLC on August 24, 2023, in order to permit the Selling Stockholders to offer the Shares for resale from time to time. Except for the transactions contemplated by the Equity Line Purchase Agreement and the Purchase Agreement, none of Alumni Capital, CCF, and Jefferson Street Capital LLC has had any material relationship with us within the past three years. As used in this prospectus, the term “Selling Stockholders” means Alumni Capital LP, CCF, and Jefferson Street Capital LLC.

The table below presents information regarding the Selling Stockholders and the shares of Common Stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholders, and reflects holdings as of September 22, 2023. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of Common Stock that the Selling Stockholders may offer under this prospectus. The Selling Stockholders may sell some, all, or none of their shares of Common Stock in this offering. We do not know how long the Selling Stockholders will hold the shares of Common Stock before selling them, and, except as set forth in the Equity Line Purchase Agreement and Equity Line Warrant, we currently have no agreements, arrangements, or understandings with the Selling Stockholders regarding the sale of any of the shares of Common Stock.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of Common Stock with respect to which the Selling Stockholder has voting and investment power. The percentage of shares of common stock beneficially owned by the Selling Stockholders prior to the offering shown in the table below is based on an aggregate of 51,743,492 shares of our Class A and Class B Common Stock outstanding on September 22, 2023. Because the purchase price of the shares of Common Stock issuable under the Purchase Agreement is determined on each purchase date, the number of Shares that may actually be sold by us under the Purchase Agreement may be fewer than the number of Shares being offered by this prospectus. The fourth column assumes the sale of all of the Shares offered by the Selling Stockholders pursuant to this prospectus.

	Number of Shares of Common Stock Owned Prior to Offering				Maximum Number of Shares of Common Stock to be Offered Pursuant to	Number of Shares of Common Stock Owned After Offering
Name of Selling Stockholder	Number(1)		Percent(2)		this Prospectus	Number(3)	Percent(2)(3)
Alumni Capital LP(4)	0	(1)	0	%*	5,367,647	0	0	%*
Crom Cortana Fund LLC(5)	16,600		0	%*	6,078,825	16,600	0	%*
Jefferson Street Capital LLC(6)	0		0	%*	3,647,296	0	0	%*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares of common stock that Alumni Capital may be required to purchase under the Equity Line Purchase Agreement, because the issuance of such shares of common stock is solely at our discretion and is subject to conditions contained in the Equity Line Purchase Agreement, the satisfaction of which are entirely outside of Alumni Capital’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the Purchase Notice Securities are subject to certain agreed upon maximum amount limitations set forth in the Equity Line Purchase Agreement. Also, the Equity Line Purchase Agreement prohibits us from issuing and selling any shares of our Common Stock to Alumni Capital to the extent such shares, when aggregated with all other shares of our common stock then beneficially owned by Alumni Capital, would cause Alumni Capital’s beneficial ownership of our common stock to exceed the 9.99% Beneficial Ownership Cap. The Equity Line Purchase Agreement also prohibits us from issuing or selling shares of our Common Stock under the Equity Line Purchase Agreement in excess of the 19.99% Exchange Cap, unless we obtain stockholder approval to do so, such that the Exchange Cap limitation would not apply under applicable Nasdaq rules. Neither the Beneficial Ownership Limitation nor the Exchange Cap (to the extent applicable under Nasdaq rules) may be amended or waived under the Equity Line Purchase Agreement. We deemed outstanding shares of common stock subject to the Equity Line Warrant that are currently exercisable or exercisable within 60 days of October 19, 2023.

(2)	Applicable percentage ownership is based on 22,994,912 shares of our Class A common stock and 28,748,580 shares of our Class B common stock outstanding as of September 22, 2023.

(3)	Assumes the sale of all shares of Class A common stock being offered pursuant to this prospectus.

(4)	The business address of Alumni Capital LP is 801 Brickell Avenue, 8th Floor, Miami, Florida 33130. The general partner of Alumni Capital LP is Alumni Capital GP LLC. Ashkan Mapar is the manager of Alumni Capital GP LLC and as such has voting and disposition control over the Shares.

(5)	CCF is a Delaware limited liability company and is the holder of 16,600 shares of the Company’s common stock acquired in the Company’s initial public offering and holds a warrant to purchase 446,428 shares of the Company’s common stock and will hold an additional warrant for 566,275 shares in connection with the second tranche of convertible notes which have not yet been issued. CCF is also the holder of the CCF Note which is convertible into 709,414 shares of the Company’s common stock and will be issued a second note that is convertible into 709,414 shares. Investment decisions for CCF are made by John Chen and Liam Sherif, its Managing Members.

(6)

Jefferson Street Capital LLC is the holder of 0 shares of the Company’s common stock and holds a warrant to purchase 267,857 shares of the Company’s common stock and will receive an additional warrant for 339,765 shares in connection with the second tranche of convertible notes which have not yet been issued. Jefferson Street Capital LLC is also the holder of the Jefferson Street Capital LLC Note which is convertible into 425,648 shares of the Company’s common stock and will be issued a second note that is convertible into 425,648 shares. Jefferson Street Capital LLC is a New Jersey limited liability company. Investment decisions for Jefferson Street Capital LLC are made by Brian R. Goldberg, its Managing Member.

12

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws filed as exhibits to our prospectus.

General

Our authorized capital stock consist of 700,000,000 shares, all with a par value of $0.0001 per share, as follows:

500,000,000 shares of Class A common stock;

100,000,000 shares of Class B common stock; and

100,000,000 shares of preferred stock.

Class A Common Stock

Voting rights. The holders of our Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.

Rights upon liquidation. In the event of liquidation, dissolution, or winding up of the Company, the holders of our Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Class B Common Stock

Voting rights. The holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class except with respect to voting for (1) a conversion event of Class B common stock to Class A common stock; (2) issuances of additional shares of Class B common stock; and (3) dividends, distributions, certain change of control transactions and subdivisions or combinations of outstanding shares of common stock in which shares of Class A common stock and shares of Class B common stock would be treated differently.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.

Rights upon liquidation. In the event of liquidation, dissolution or winding up of the company, the holders of our Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Conversion of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers effected for estate planning or other transfers among our founders, their family members and certain of their related entities. In addition, each share of Class B common stock held by a stockholder who is a natural person, or held by permitted transferees or permitted entities of such natural person (each as described in our amended and restated certificate of incorporation) will automatically convert into shares of Class A common stock following the death or disability (as such term is defined in our amended and restated certificate of incorporation) of such natural person.

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Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon the earliest of (i) the date and time specified by the affirmative vote of holders of Class B common stock representing not less than a majority of the voting power of the then outstanding shares of Class B common stock, voting separately as a class, or (ii) the date on which the number of then-outstanding shares of Class B common stock represents less than 5% of the voting power of the outstanding shares of Class A and Class B common stock, taken together as a single class.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Common Stock Purchase Warrants

In connection with our initial public offering (“IPO”), we issued to the underwriters or their permitted assignees or designees warrants exercisable for up to 120,000 shares of our Class A common stock at a price of $6.25 per share. The warrants may also be exercised via cashless exercise. The warrants are exercisable for three years from November 9, 2022 up to 5:00pm on November 9, 2025. The warrants contain customary “demand” and “piggy-back” registration rights. For a period of three (3) years following the date of commencement of our IPO, holders of the Underwriters’ Warrants may demand registration of the Class A common stock issuable upon exercise of the warrants on up to two occasions. For a period of three (3) years, following the expiration of the lock-up period, holders may exercise their “piggy-back” registration rights in certain circumstances. The Underwriters’ Warrants and shares upon exercise of the warrants are deemed compensation by FINRA, and therefore are subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriters’ Warrants nor any of our shares issued upon exercise of the Underwriters’ Warrants may be exercised, sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following November 9, 2022. The warrants and the shares of Class A common stock are issuable upon full exercise of warrants are registered.

Please review information regarding the Equity Line Warrant and the Warrants contained elsewhere in this prospectus.

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Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Voting Matters; Requirements for Advanced Notification

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that from and after the time the company ceases to be a “controlled company” under the rules of Nasdaq, all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. Further, a special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, our chief executive officer or, so long as the company qualifies as a “controlled company,” by the affirmative vote of at least fifty percent (50%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class. Our amended and restated certificate of incorporation and our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in the amended and restated bylaws.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation further provides that from and after the time the company ceases to be a “controlled company” under the rules of Nasdaq, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting, and the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors. For so long as the company remains a “controlled company” under the rules of Nasdaq, the affirmative vote of holders of at least fifty percent (50%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, are required to amend the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Classified Board

Our amended and restated certificate of incorporation further provides that all of our directors shall be elected annually at the annual meeting of the stockholders until the first date on which either (1) Mr. Hai Shi and Ms. Ying Zhou and their respective affiliates no longer hold more than 50% of the voting power of our outstanding shares of common stock or (2) we no longer qualify as a “controlled company” under the Nasdaq rules in effect, at which time our board of directors will be divided into three classes, Class I, Class II, and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director.

The foregoing provisions makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of the company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

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Exclusive Forum

Our amended and restated certificate of incorporation provides that the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us or any current or former director, officer or other employee of us arising out of or pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (5) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, and (6) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any claim for which the federal district courts of the United States have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States have exclusive jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to these provisions and will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or federal law for the specified types of actions and proceedings, these provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

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Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

Our Class A common stock is listed on Nasdaq under the symbol “SNAL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 22, 2023, we would have had 51,743,492 shares of common stock outstanding, assuming the full conversion of the notes and exercise of the warrants. Of those shares, the 15,093,768 shares (including 1,987,972 shares to be issued on the exercise of warrants and 2,270,124 shares to be issued on the conversion of the Notes) covered by this prospectus, upon sale pursuant to this prospectus, will be freely transferrable without restrictions unless purchased by persons deemed to be our affiliates as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 under the Securities Act. Of our shares of common stock that are outstanding, 28,748,580 are “restricted,” which means they were originally sold in an offering not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an applicable exemption from registration, such as provided by Rule 144, which is summarized below.

In general, under Rule 144, a person who has beneficially owned restricted shares for at least six months would be entitled to sell those securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed 1% of the number of shares of common stock outstanding, which will equal approximately 517,435 shares immediately after this offering, based on the number of shares of common stock outstanding as of September 22, 2023. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 and to the availability of current public information about us.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following are the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of Class A common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our Class A common stock that is:

●	a nonresident alien individual;

●	a foreign corporation; or

●	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not anticipate paying any cash dividends in the foreseeable future. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of our Class A common stock, as described below under “- Gain on Disposition of Our Class A Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

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Gain on Disposition of Our Class A Common Stock

Subject to the discussions below under “Information Reporting and Backup Withholding” and “FATCA Withholding Taxes,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our Class A common stock unless:

●	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

●	we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our Class A common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our Class A common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on Class A common stock of a U.S. issuer are subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed regulations issued by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from any sale or disposition of Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on dividends on Class A common stock.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock to be issued to permit the resale of these shares of common stock, after they are issued, by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. Any proceeds received by the Company from the sale of shares of Class A common stock pursuant to the Equity Line Purchase Agreement, from the exercise of the Equity Line Warrant, and from the exercise of the Warrants will be used for general working capital. See section entitled “Use of Proceeds”. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers, or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
●	in the over-the-counter market;
●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;
●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	short sales made after the date the Registration Statement is declared effective by the SEC;
●	agreements between broker-dealers and the selling stockholders to sell a specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

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Alumni Capital is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. The Equity Line Purchase Agreement all exhibits thereto (the “Transaction Documents”) are binding upon and inure to the benefit of the Company and the Equity Line Investor and their respective successors. Pursuant to the terms and conditions of the Equity Line Purchase Agreement, neither any of the Transaction Documents nor any rights of the Equity Line Investor or the Company under the Equity Line Purchase Agreement may be assigned by either party to any other person or entity. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions, or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee, or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions, and other terms constituting compensation from the selling stockholders and any discounts, commissions, or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

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There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $1,500 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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LEGAL MATTERS

The validity of the shares of our Class A common stock offered hereby will be passed upon for us by Lucosky Brookman LLP.

EXPERTS

Our consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, incorporated by reference to this prospectus, have been so incorporated in reliance on the report of BDO USA, LLP (n/k/a BDO USA, P.C.), an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from the SEC’s website at www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC to register the securities offered hereby under the Securities Act. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. For further information with respect to our company and the securities offered by this prospectus, as well as the exhibits and schedules to the registration statement, we refer you to the registration statement, those exhibits and schedules, and to the information incorporated by reference in this Prospectus. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s website.

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INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information contained in documents that we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. We have filed with the SEC, and incorporate by reference in this prospectus our:

●	Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 29, 2023;

●	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023 filed on May 15, 2023 and for the quarter ended June 30, 2023 filed on August 14, 2023; and

●	Current Reports on Form 8-K filed on March 30, May 10, June 26, August 1, August 14 and August 30, 2023.

We are not, however, incorporating any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

Any statement contained in the document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes the statement incorporated by reference. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

All reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the termination of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of these reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). You may request documents that are incorporated by reference into this prospectus by one of the following methods: by mail at Attention: Investor Relations, Snail, Inc., 12049 Jefferson Boulevard, Culver City, California 90230; by email at investors@snail.com. In addition, these documents are linked on our website at investor.snail.com. Other information found on our website, or that may be accessed by links on our website, is not part of this prospectus. We have included our website address solely as an inactive textual reference. Investors should not rely on any information posted on our website in deciding whether to purchase our common stock.

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10,675,308 Shares of Class A Common Stock

4,418,460 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Snail, Inc.

PROSPECTUS

October 30, 2023